July 8, 2009

VIA FACSIMILE, U.S. MAIL AND EDGAR CORRESPONDENCE

John Reynolds
Assistant Director
Division of Corporation Finance
Mail Stop 3561
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Global Clean Energy Holdings, Inc.
Form 10-K for the year ended December 31, 2008
File No. 000-12627

Dear Mr. Reynolds:

This letter will respond to the Staff’s letter of comments, dated June 23, 2009, to Global Clean Energy Holdings, Inc. (“Company”) regarding additional comments to the Company’s above-referenced report.  Our responses, correspond to the numbers you placed adjacent to your comments.

Form 10-K for Fiscal Year Ended December 31, 2008

Report of Independent Registered Public Accounting Firm, page F-2

Financial Statements, pages F-3 through F-7

 1.           As the Staff has noted, and as disclosed in the footnotes to the consolidated financial statements, management reclassified the historical statements of operations, including the cumulative amounts from the inception of the development stage, in connection with the discontinuance of its bio-pharmaceutical operations in 2007.  In connection with their audit of the consolidated financial statements for the year ended December 31, 2007, the current auditors did evaluate the reasonableness of management’s accounting for discontinued operations, including the reclassification of the historical amounts in the statements of operations.  However, that evaluation was substantially less in scope and required substantially fewer audit procedures of documentary evidence than would be required to re-audit the financial information for the period from inception (November 20, 1991) through December 31, 2003.  Most notably, it would be difficult and impracticable to re-audit the consolidated statements of stockholders’ deficit for the period from the inception of the development stage through December 31, 2003.  During that period of time, common stock outstanding increased from 3,500,000 shares to 76,456,095 shares and contributed capital increased by almost $13 million.  Furthermore, the statement of cash flows for the period from inception of the development stage through December 31, 2003 reflects many transactions which, although significant at the time, are no longer germane to the financial condition or operations of the current company, including transactions involving the issuance of debt; debt restructuring; debt converted into equity; stock issued for services, expenses, and litigation; notes receivable collected or written off; etc.  Again, the difficulty and impracticability to re-audit these transactions in accordance with professional standards is substantial.  During this period of time, which commenced more than seventeen years ago, there have been various changes in management and outside accounting professionals, and there have been various relocations of the Company’s offices.  Current management likely does not have all the records from that period of time to provide to the auditors in order to re-audit the transactions.  As such, to re-audit those financial statements in accordance with generally accepted auditing standards would be very difficult, if not impossible.  Clearly the cost to re-audit those financial statements would not provide meaningful benefit to the Company or its shareholders.

Bruce K. Nelson Chief Financial Officer	6033 W. Century Boulevard Suite 895 Los Angeles, California 90045	Telephone: 310.641.4234 Email: bnelson@gceholdings.com Web: www.gceholdings.com

We believe that our original response to your original comment was reasonable in the circumstances.  Accordingly, we respectfully request that the Staff reconsider our original response.  This Company was under the premise that Rule 2-05 and the obligation to include the reports of the two prior accountants was only applicable to 1933 Act filings.  We also did not investigate the need to obtain these reports because (i) the financial statements referred to in those reports were issued five or more years ago and have no relevance to the Company’s current operations, (ii) the financial information referred to in the financial statements audited by Tanner LC and Eide Bailly LLP relates solely to this Company’s discontinued operations, and (iii) all financial information presented in the current financial statements, other than the information summarized in the “from inception” column, was audited by our current auditors, who have audited our financial statements for the past five years.

Furthermore, if we are required to follow the technical requirements of Rule 2-05, we have been informed that this Company will have to incur substantial additional fees to engage both Tanner LC and Eide Bailly LLP solely for the purposes of issuing audit reports confirming the information that was contained in their prior audit reports.  We again respectfully request that the Company be spared the effort, delay and expense of obtaining these audit reports regarding financial statements that are outdated, relate to discontinued operations, and are not questioned or disputed.  We note that Rule 2-05 does permit companies to omit the reports of other accountants in annual reports for proxy and information statements.   We respectfully request that the Commission extend that exception to the Company in this case.

Note C-Jatropha Business Venture

GCE MexicoI, LLC, page F-17

2.           At the outset of our response, we would like to reiterate certain facts.  The consolidated financial statements that were filed in the Form 10-K for the year ended December 31, 2008, consisted of the financial statements of the Company and of Asideros Globales Corporativo (Asideros).   This Company owns 1% of the capital stock of Asideros, and GCE Mexico I, LLC (“GCE Mexico”) owns 99% of the stock.  Asideros owns the assets in Mexico, including land, plantation development assets, equipment, etc.  Furthermore, Asideros is liable under the mortgage and other liabilities.  The financial statements of GCE Mexico, which would only consist of an investment in Asideros and preferred membership equity, are not consolidated.  We acknowledge that in Note A and in Note C, there are certain references to the consolidation of GCE Mexico.  These references are incorrect and need to be corrected to clarify that the financial statements of Asideros have been consolidated, and that minority interest represents the membership interests of members of GCE Mexico other than the Company.  We would propose to amend the language of these two footnotes to correctly clarify these facts.

Bruce K. Nelson Chief Financial Officer	6033 W. Century Boulevard Suite 895 Los Angeles, California 90045	Telephone: 310.641.4234 Email: bnelson@gceholdings.com Web: www.gceholdings.com

SFAS 94 (Consolidation), paragraph 1, describes the underlying basis of consolidated financial statements, and that is that “there is a presumption that consolidated statements are more meaningful than separate statements and that they are usually necessary for a fair presentation when one of the companies in the group directly or indirectly has a controlling financial interest in the other companies.”  SFAS 94, paragraph 2 clarifies that “the usual condition for a controlling financial interest is ownership of a majority voting interest, and therefore, as a general rule ownership by one company, directly or indirectly, of over fifty per cent of the outstanding voting shares or another company is a condition pointing toward consolidation.”  The Company clearly holds, either directly (1%) or indirectly through GCE Mexico (49.5%) a 50.5% majority voting interest in Asideros, which would generally lead to a conclusion that Asideros should be consolidated with the Company.

Not only does the Company own a 50.5% majority interest in the stock of Asideros, the Company controls and operates Asideros.  Asideros was formed before GCE Mexico was formed.  Asideros identified the 5,149 acre Jatropha farm in Mexico which it intended to acquire and operate.  GCE Mexico was subsequently formed solely to facilitate the passive investment by investors in the 5,149 acre farm.  Asideros is controlled by this Company.  The principal executive officer of Asideros is Richard Palmer, the Chief Executive Officer of this Company, and all other employees and managers are appointed by Richard Palmer.  The investors in GCE Mexico have not appointed any officers or directors of Asideros, and they are not represented in the management of Asideros.

Furthermore, the operating agreement of GCE Mexico gives this Company control over Asideros and the 5,149 acre farm project.  The Company is designated as the “Manager” of the operations in Mexico under the Limited Liability Company Agreement of GCE Mexico.  The responsibilities of the Manager are defined to be “have full, complete and exclusive authority, power and discretion to manage and control the business, property and affairs of the Company, to make all decisions regarding those matters, to supervise, direct and control the actions of the officers, if any, of the Company and to perform any and all other actions customary or incident to the management of the Company’s business, property and affairs.”  Other duties of the Manager are described to include “identifying the land, aggregating, negotiating the purchase, managing the project development process and the Company on a day-to-day basis, . . ..”  It is clear from the Limited Liability Company Agreement of GCE Mexico, that this Company was granted the right to control (i) GCE Mexico, (ii) Asideros and (iii) the operations of the Jatropha farm.

Generally accepted accounting principles have provided for, or allowed, certain majority-owned subsidiaries not to be consolidated under certain circumstances.  SFAS 94, paragraph 9, eliminated many of the circumstances for non-consolidation that had previously been allowed under ARB 51 (Consolidated Financial Statements), including non-consolidation due to a relatively large minority interest and foreign subsidiaries.  However, SFAS 94 continued to allow for non-consolidation of a majority-owned subsidiary when control is likely to be temporary and control does not rest with the majority owner.  C51.102 of the Current Text identified such circumstances disallowing consolidation to include when “the subsidiary is in legal reorganization or in bankruptcy or operates under foreign exchange restrictions, controls, or other governmentally imposed uncertainties so severe that they cast significant doubt on the parent’s ability to control the subsidiary.”  Clearly, none of these circumstances identified by SFAS 94 apply to Asideros nor would any of these conditions provide for non-consolidation of Asideros.

Bruce K. Nelson Chief Financial Officer	6033 W. Century Boulevard Suite 895 Los Angeles, California 90045	Telephone: 310.641.4234 Email: bnelson@gceholdings.com Web: www.gceholdings.com

In summary, we believe that SFAS 94 requires consolidation of Asideros with the Company because 1) the Company owns a controlling financial interest in Asideros as a result of its ownership of a majority voting interest, 2) SFAS 94 does not allow for the non-consolidation of Asideros due to control being temporary or not resting with the majority owner, and 3) the Company, as Manager, controls virtually all aspects of the operations of Asideros.  Furthermore, based on our conclusion that SFAS 94 required consolidation of Asideros, we do not believe that FIN46(R) applies or requires consideration.

Exhibits

3.           As we have previously indicated, this Company believes that the Lodemo Group management agreement is an agreement made in the ordinary course of business and, therefore, not a “material contract.”  However, we agree that the Company’s operations for its first Jatropha farm are significantly dependent upon that agreement and, accordingly, we agree to file that service agreement as an exhibit to the Company’s amended Form 10-K.  However, as we stated in our June 4, 2009 letter, we currently anticipate that we will enter into similar service agreements with other local service providers if and when we commence operating additional Jatropha farms in other Central American countries.  Although the general parameters of the fees paid to the Lodemo Group are disclosed in the Form 10-K, the disclosure of the individual fees and components of the compensation paid to the Lodemo Group could materially and adversely affect our negotiations with other service companies in the future.  Accordingly, the Company will request that the individual components of the Lodemo Group fees be kept confidential.  As a result, the Company will submit a confidential treatment request with the SEC before filing the Lodemo Group as an exhibit.

  *    *    *    *    *

As requested by the Staff, we hereby acknowledge that:

•	This Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	This Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct questions regarding this letter to the undersigned at (310) 641-4234.

Sincerely yours,
GLOBAL CLEAN ENERGY HOLDINGS, INC. /s/ BRUCE NELSON
Bruce Nelson, Chief Financial Officer

Bruce K. Nelson Chief Financial Officer	6033 W. Century Boulevard Suite 895 Los Angeles, California 90045	Telephone: 310.641.4234 Email: bnelson@gceholdings.com Web: www.gceholdings.com

Enclosures

cc:
Mr. Richard Palmer (w/enclosures)
Mr. David Walker (w/enclosures)
Mr. Scott Gilderman,CPA (w/enclosures)
Mr. Craig Allen, CPA(w/enclosures)
Mr. Mark Andersen, CPA (w/enclosures)
Ms. Alawna Echols , CPA (w/enclosures)
Istvan Benko, Esq. (w/enclosures)

Bruce K. Nelson Chief Financial Officer	6033 W. Century Boulevard Suite 895 Los Angeles, California 90045	Telephone: 310.641.4234 Email: bnelson@gceholdings.com Web: www.gceholdings.com